Exhibit 77(e)(3)
AMENDED AND RESTATED
SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING EQUITY TRUST

and

ING INVESTMENTS, LLC

Series	Annual Investment Management Fee (as a percentage of average daily net assets)

ING Index Plus LargeCap Equity Fund X	Index Plus LargeCap Period 0.45%

ING Principal Protection Fund XI	Offering Phase 0.25% Guarantee Period: -Equity Component 0.80% -Fixed Component 0.55% -ETF & Futures Strategy in lieu of Equity Strategy 0.55% Index Plus LargeCap Period 0.45%

ING Principal Protection Fund XII	Offering Phase 0.25% Guarantee Period: -Equity Component 0.80% -Fixed Component 0.55% -ETF & Futures Strategy in lieu of Equity Strategy 0.55% Index Plus LargeCap Period 0.45%